SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

28 October 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 28 October 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

                                                                          Protherics PLC

                                                              Notification of Directors' Interests

London, UK; Brentwood, TN, US: 28 October 2008 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, in accordance with the FSA Disclosure and Transparency Rules, announces that, on 23 October 2008, pursuant to the conversion of all outstanding six per cent. unsecured convertible loan notes 2010 of Protherics, the following ordinary shares (the "Shares") were allotted to Directors of Protherics PLC:

Director	Nominal Value of Loan Notes converted	Shares allotted share capital	% issued
Andrew Heath	£24,242	96,968	0.028%
Stuart Wallis	£60,606	242,424	0.069%

In accordance with the Loan Note Instrument, the Shares were allotted at a price of 25 pence per share.

Following the above allotment of Shares, their interests in the ordinary share capital of the Company are as follows:

	No. Shares	% issued share capital
Andrew Heath	516,778	0.148%
Stuart Wallis	809,113	0.231%

                                                                              | Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Or visit   www.protherics.com